THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

February 14, 2013

Ms. Maryse Mills-Apenteng
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	HDS International Corp.
Form S-1/A-1 Registration Statement
File No. 333-182573

Dear Ms. Mills-Apenteng:

In response to your letter of comments dated February 13, 2013 please be advised as follows:

Prospectus Cover Page

1.         The disclosure has been revised as requested.

2.         The revision has been made as requested.

Risk Factors

3.         The information requested has been provided.

Business

4.         The disclosure requested has been provided.

5.         The information requested has been provided.

Executive Compensation

6.         The information has updated through December 31, 2012 as requested.

Selling Shareholders

7.         The information requested has been provided.

Exhibits

Legal Opinion

8.         The legal opinion has been revised as requested.

Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
RE:	HDS International Corp.
Form S-1 Registration Statement
File No. 333-182573
February 14, 2013
Page 2

Legal Opinion

9.         The legal opinion has been revised as requested.

Undertakings

10.       The undertakings have been revised as requested.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: HDS International Corp.